This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Bassett Ventures Inc.

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

June 29, 2006

Item 3.

Press Release

June 29, 2006, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Bassett Ventures Inc. announces that Mr. Praveen Varshney and Mr. Bijay Singh have resigned as directors of the Company, effective immediately.

The Company is pleased to announce the appointment of Mr. Tajinderjit S. Johal and Mr. Parmjeet S. Johal to the board of directors.

Item 5.

Full Description of Material Change

Please see Item 4.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Sokhie Puar

Peeyush Varshney

President

Corporate Secretary

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 29th day of June 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

BASSETT  VENTURES INC.

June 29, 2006

(No.2006-06-04)

Appointment of New Directors

Vancouver, BC: Bassett Ventures Inc. (CNQ: BAVI.U and OTCBB: BAVNF) (the “Company”) (“Bassett”) announces that Mr. Praveen Varshney and Mr. Bijay Singh have resigned as directors of the Company, effective immediately.

The Company is pleased to announce the appointment of Mr. Tajinderjit S. Johal and Mr. Parmjeet S. Johal to the board of directors.

Mr. Tajinderjit S. Johal holds an Arts degree in Psychology from the University of British Columbia.  Mr. Johal was employed by a large North American pharmaceutical company as a sales representative from February 1993 to April 1996.  From May 1996 to present, Mr. Johal has worked in the Sporting Industry in various capacities ranging from management consulting to presently being the National and International Manager for Sports Unlimited’s USA and Canadian operations.

Mr. Parmjeet S. Johal holds a Bachelor of Science degree in Biochemistry and a Bachelor of Pharmacy degree from the University of British Columbia.  From 1984 to present, Mr. Johal has worked as a pharmacist.  Mr. Johal has also served on various community boards, including the Squamish Credit Union, Squamish Recreational Commision and Big Brothers and Sisters Association of Squamish.  In 1992, Mr. Johal was also the Recipient of the Commemorative Medal of Canada in recognition of significant contributions to communities and to Canada.

On behalf of the Board of Directors,

“Sokhie S. Puar”

Sokhie S. Puar

Director